82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

July 26, 2005

05010347

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 26, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

8/10

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

July 26, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Intersects the Cirque Sud Kimberlite Pipe

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the initial results on the Company's sixth drill hole, CQ-4, in the Kenieba Nord diamond concession in western Mali, West Africa. This hole, CQ-4, was drilled into the Cirque Sud kimberlite pipe within the cluster of three Cirque kimberlites. Kimberlite was previously intersected in holes testing the Cirque Nord and Cirque Sud-Est pipes. One 0.30 carat diamond has previously been found in the Cirque Sud kimberlite.

CQ-4, intersected 152.80 m of kimberlite breccia from 22.30 to 175.10. The breccia consists of varying amounts of fragments of metasediments and kimberlite related material in a tuffsitic kimberlite matrix with 1 – 2% ilmenite and magnetite. The final section of kimberlite breccia from 161.15 to 175.10 contained 15% of a black metallic mineral – probably ilmenite.

The Company is currently drill-testing the Mission Nord magnetic anomaly, 300 m northeast of the Mission pipe, along the Dounde River just upstream from the discovery locations of 4 of the large diamonds (98, 102, 137 and 232 carats) from the area.

Selected samples of kimberlite will be sent for caustic fusion to test for diamonds, and further tests will be completed on the chemistry of diamond indicator minerals. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director